Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business Editors:
            ARC Energy Trust announces a $585 million capital budget for 2009 including an accelerated development plan for Dawson

            CALGARY, Oct. 30 /CNW/ - (AET.UN and ARX - TSX) ARC Energy Trust (the
"Trust" or "ARC") announced today that its Board of Directors has approved a budget for 2009 that includes a $585 million capital expenditure program.
            John Dielwart, ARC's President and CEO, said, "A successful development drilling program at Dawson and Sunrise on ARC's northeast British Columbia
Montney lands, has created significant economic value and set the stage for a defined period of profitable growth for ARC. In a separate news release today we have announced a 254 Bcf increase in proved plus probable reserves for the
Dawson field. With these stellar results we will be accelerating the construction of the 60 mmcf per day gas plant in the Dawson area to be operational early in 2010, six months earlier than previously projected. While
2009 should see production in the 64,000 per boe range, our production in 2010 is expected to exceed 72,000 boe per day."
            "We have always focused on risk managed value creation, which has served our investors well. Our approach to running the business has not changed with this budget. Even though it has more capital dedicated to expansion, we believe that moving into a period of measured growth is the best way to create value from our Montney assets" added Mr. Dielwart.

            <<
            Highlights of the 2009 Budget

            -  Capital expenditure budget of $585 million, with approximately $350 million targeted to maintain production and $235 million for expansion

            -  Replacement of natural production decline by delivering an estimated
               10,000 boe per day of new production by year-end 2009 from internally generated opportunities

            -  A production target for 2009 of 64,000 boe per day comprising approximately 50 per cent crude oil and NGLs and 50 percent natural gas

            -  Capital expenditure budget of $585 million, reflecting an approximate
               292 gross operated well drilling program (245 net wells)

            -  A total of $140 million dedicated to the Dawson property, including the development of a 60 mmcf per day gas plant to be operational early in 2010

            -  A total of $104 million for development and exploratory drilling on our West Montney lands, with an emphasis on development of Sunrise

            -  The $244 million of expansion capital positions ARC for production in excess of 72,000 boe per day in 2010

            -  Base operating costs will remain flat in 2009 and costs associated with new wells drilled will result in a six per cent increase in total operating costs to $250 million. Operating costs are expected to be approximately $10.70 per boe
            >>

            Capital Program

            The $585 million capital program is a $55 million increase over estimated
2008 capital expenditures as we move our focus from Montney land acquisition to Montney development. Relative to 2008, the primary changes in the budget are:

            <<
            -  A $100 million decrease in the land budget as significant amounts were spent in 2007 and 2008 to acquire undeveloped land in and around our core areas

            -  A $94 million increase in spending in the greater Dawson area
               (excluding land costs) as we accelerate development of this area through the construction of a 60 mmcf per day gas plant and drilling of the associated development wells
            >>

            Based on 2009 budget projections, ARC will operate the drilling of approximately 292 gross wells (96 wells targeting oil and 196 wells targeting natural gas) and approximately 245 net wells including; vertical wells, single-leg horizontal wells, multi-leg horizontal wells, injection wells and horizontal re-entries. In our non-operated properties we anticipate our partners will drill approximately 166 gross wells with ARC's share of expenditures being approximately $52 million.
            Approximately $350 million of the budget is targeted at maintaining production in the 63,000 - 64,000 boe per day range for the fourth consecutive year, while the majority of the remainder will be spent to prepare for significant growth in 2010. While significant expenditures will be made in all of our core areas, our northeast British Columbia - northwest Alberta region will account for more than 50 per cent of our total capital program. At
Dawson, in northeast BC, we expect to spend approximately $140 million on the construction of a 60 mmcf per day gas plant and the drilling of 13 horizontal wells and four vertical wells as we look to maintain production in excess of
50 mmcf per day in 2009 and prepare for production of 100 mmcf per day in
2010. Approximately $104 million will be spent on our West Montney lands as we start the development of our Sunrise discovery with eight horizontal wells and continue the exploration of our prospective lands. In total, we expect to drill eight vertical exploration wells and eight horizontal wells in addition to acquiring 3-D seismic and developing infrastructure. At Ante Creek in northern Alberta, we expect to spend $23 million as we intend to drill up to three vertical and three horizontal producing wells in 2009.
            At Redwater, in central Alberta, we plan on spending $25 million on drilling eight vertical and two horizontal Leduc wells, five horizontal Viking wells and two Mannville oil wells. Approximately $10 million will be spent on the CO(2) Enhanced Oil Recovery ("EOR") pilot that is currently underway at
Redwater as well as the Heartland Area Redwater Project ("HARP") sequestration project.
            Throughout ARC's other core areas, numerous development activities will take place. At Pembina, ARC expects to drill 17 gross vertical and four horizontal Cardium oil wells and approximately 10 shallow gas wells. In central Alberta, ARC will pursue further NGC drilling in Delburne, as well as various other mid-depth drilling and recompletion opportunities. In southeast
Alberta and southwest Saskatchewan, a $38 million program of approximately 140 gross wells will be drilled by ARC and partners targeting shallow gas as part of our ongoing multi-year staged development program. In southeast
Saskatchewan and southwest Manitoba ARC plans to spend $84 million in recognition of the better economics of drilling oil wells in those provinces now that Alberta has increased royalty rates. ARC expects to drill approximately 35 wells on operated properties including, Lougheed, Oungre,
Weirhill, Browning, Midale and other southeast Saskatchewan and Manitoba properties.
            Major projects on some of our non-operated properties include a 25 gross well infill drilling program at Weyburn and a 15 gross well drilling program at Midale, both of which are oil pools in southeast Saskatchewan that are currently being flooded with CO(2). Plans also include the drilling of 10 gross horizontal wells at Virden and four gross horizontal wells at Routledge in Manitoba.
            Corporate capital includes $27 million of leasehold development costs associated with ARC's new office premises at Jamieson Place. ARC expects to relocate to the new premises in late 2009 or early 2010. The 14 year lease carries a net average cost that was significantly less expensive than renewing the existing lease and provides ARC significant growth space.

            <<
            The budgeted capital expenditures for 2009, by type are:

            ($ million)                                2007       2008        2009
                                                     (Actual)  (Estimate)   (Budget)

            Development drilling                         198         224         315
            Facilities & pipelines                        21          38          63
            Maintenance                                   17          17          20
            Optimization                                  10          12          15
            Land                                          78         122          22
            Seismic                                        6  `       18          13
            Natural gas from coal (NGC)                   13          13          25
            Enhanced Oil Recovery
             (strategic)                                  25          44          42
            Exploration                                   19          25          26
            Other                                         10          17          44
                                                     --------------------------------
            Total                                        397         530         585

            Operated Wells Drilled                      2007       2008        2009
             (gross)                                  (Actual)  (Estimate)  (Budget)

            Natural gas wells                            172         202         196
            Oil wells                                    102          91          96
                                                     --------------------------------
            Total                                        274         293         292

            Capital Budget by Area:
            ($ million)                                 2007       2008        2009
                                                      (Actual)   (Estimate)  (Budget)
            Northern Alberta and
             British Columbia                              223        272        314
            Drayton Valley                                  32         39         34
            Central Alberta                                 23         41         38
            Southeast Alberta & Southwest Saskatchewan      39         31         38
            Southeast Saskatchewan & Manitoba               54        115         84
            Redwater                                        16         16         35
            Corporate                                       10         16         42
                                                     --------------------------------
            Total                                          397        530        585
                                                     --------------------------------
            Alberta Total                                  186        197        245
                                                     --------------------------------
            Saskatchewan and Manitoba Total                 66        137         96
                                                     --------------------------------
            British Columbia Total                         146        196        244
            >>

            Impact of Alberta Royalty Changes

            As 2008 has progressed, more details have emerged with regards to the
Alberta Government's proposed New Royalty Framework ("the Framework"). The
Trust's average royalty rate will increase from approximately 18 per cent in
2008 to between 20 and 28 per cent in 2009 depending upon commodity prices. In response to the increase in Alberta royalties, approximately 60 per cent of our 2009 budget will be targeted to opportunities in British Columbia,
Saskatchewan and Manitoba despite the fact that these provinces only account for 35 per cent of our current production. The Framework is scheduled to pass into legislation in November 2008.
            Following is a summary of the estimated total corporate royalty rate under the Framework at various oil and natural gas prices:

            <<
                                      Corporate Royalty Rate - New Royalty Framework

            Edmonton posted oil
             (Cdn$/bbl)(1)                       60         80        100        120
            AECO natural gas (Cdn$/GJ)(1)         6          8         10         12
            Corporate royalty rate(2)(3)        20%        23%        26%        28%

            (1) Canadian dollar denominated prices before quality differentials.
            (2) Estimated corporate royalty rates based on draft guidelines that are subject to interpretation. Changes to draft royalty guidelines may result in changes to the estimated royalty rates
            (3) Corporate royalty rate includes Crown, Freehold and Gross Override royalties for all jurisdictions in which the Trust operates.
            >>

            Production Volumes

            Target production volumes for 2009 are expected to be approximately
64,000 boe per day, which includes an estimate of two per cent downtime for unplanned outages. Production is expected to decline to approximately 62,000 boe per day in the second quarter as a result of post breakup declines and planned maintenance activities; we expect production to increase in the fourth quarter on the expected success from the capital program to a target 2009 fourth quarter volume of approximately 65,000 boe per day. With the start-up in January 2010 of the new 60 mmcf per day gas plant at Dawson, we estimate that our 2010 production will be in excess of 72,000 boe per day.
            The anticipated 2009 and 2010 volumes do not reflect any additional acquisitions or dispositions. Through the normal course of business, minor acquisitions and dispositions are expected to occur that could impact the forecasted volumes.
            Costs associated with new wells drilled have resulted in a six per cent increase in total operating costs to approximately $250 million. Therefore,
$/boe costs will be approximately $10.70 per boe, up from an estimated $10.20 per boe for 2008.

            General and Administrative ("G&A") Expense

            ARC expects cash G&A expenses to be approximately $2.65 per boe in 2009, a modest increase on the $2.60 expected for 2008. Additional non-cash G&A of
$0.15 per boe is budgeted in 2009 for the LTIP plan ($0.15 per boe expected in
2008).
            ARC's 2009 budgeted G&A includes estimated payments of $10.5 million and
$8.5 million for cash payments under the LTIP plan in the first half and second half of 2009 respectively. If ARC's three year total return is not in the top quartile of its peers as of vesting dates, the cash payments may be less than those budgeted.

            <<
            ($ million)                                  2007      2008        2009
                                                      (Actual)  (Estimate)   (Budget)

            Base G&A costs                                36.3       40.0       43.0
            Cash costs for Whole Unit Plan (estimated)     9.6       21.4       19.0
                                                     --------------------------------
            Total cash costs                              45.9       61.4       62.0
            LTIP - non-cash                                3.2        3.5        3.5
                                                     --------------------------------
            Total G&A                                     49.1       64.9       65.5
            >>

            Risk Management

            As part of its overall strategy to provide stable, dependable distributions, ARC uses a variety of instruments to hedge crude oil, natural gas, foreign exchange rates, electrical power costs and interest rates.
            For 2009, the Trust has in place protection on both crude oil and natural gas on volumes extending to the fourth quarter with greater volumes on the earlier periods of the year. ARC has entered into positions in both swaps and foreign exchange floors to mitigate ARC's foreign exchange exposure.

            <<
            -------------------------------------------------------------------------
            Hedge Positions

            as at October 28, 2008(1)(2)

                               ------------------------------------------------------
                                     Q4 2008           Q1 2009          Q2 2009
            -------------------------------------------------------------------------
            Crude Oil           US$/bbl  bbl/day  US$/bbl  bbl/day  US$/bbl  bbl/day
            -------------------------------------------------------------------------
            Sold Call             90.00   10,000        -        -        -        -
            Bought Put            68.13   10,000    55.00    3,000    55.00    3,000
            Sold Put              51.07    7,000    40.00    3,000    40.00    3,000
            -------------------------------------------------------------------------
            Natural Gas         CDN$/GJ   GJ/day  CDN$/GJ   GJ/day  CDN$/GJ   GJ/day
            -------------------------------------------------------------------------
            Sold Call              9.68   48,570    10.51   42,202        -        -
            Bought Put             7.42   48,570     7.81   42,202        -        -
            Sold Put               5.26   10,480        -        -        -        -
            -------------------------------------------------------------------------
            FX                 CDN$/US$ $Million CDN$/US$ $Million CDN$/US$ $Million
            -------------------------------------------------------------------------
            Bought Put           1.0750     3.00        -        -        -        -
            Sold Put             1.0300     3.00        -        -        -        -
            Swap                 1.0150    12.00        -        -        -        -
            -------------------------------------------------------------------------

            -------------------------------------------------------
                                      Q3 2009         Q4 2009
            -------------------------------------------------------
            Crude Oil           US$/bbl  bbl/day  US$/bbl  bbl/day
            -------------------------------------------------------
            Sold Call                 -        -        -        -
            Bought Put            55.00    3,000    55.00    3,000
            Sold Put              40.00    3,000    40.00    3,000
            -------------------------------------------------------
            Natural Gas         CDN$/GJ   GJ/day  CDN$/GJ   GJ/day
            -------------------------------------------------------
            Sold Call                 -        -        -        -
            Bought Put                -        -        -        -
            Sold Put                  -        -        -        -
            -------------------------------------------------------
            FX                 CDN$/US$ $Million CDN$/US$ $Million
            -------------------------------------------------------
            Bought Put                -        -        -        -
            Sold Put                  -        -        -        -
            Swap                      -        -        -        -
            -------------------------------------------------------

            (1) The prices and volumes noted above represents averages for several contracts. The average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is for indicative purposes only. The natural gas price shown translates all
                NYMEX positions to an AECO equivalent price. In addition to positions shown here, ARC has entered into additional basis positions.

            (2) Please refer to the Trust's website at www.arcenergytrust.com under
                "Hedging Program" within the "Investor Relations" section for details on the Trust's current hedging position.
            >>

            Funding of the 2009 Capital Program

            The Trust will pursue cost effective means of financing its 2009 capital program through a combination of cash flow, existing credit facilities, DRIP proceeds, potential asset dispositions and new borrowings or equity if necessary. The exact split will be dependent on commodity prices, operational performance and possible acquisitions and dispositions. Management will review the 2009 capital program on a regular basis in the context of prevailing economic conditions and make adjustments as deemed necessary to the program, subject to review by the Trust's Board of Directors.

            Reclamation Fund

            As at September 30, 2008, the Trust's reclamation funds stood at $26.9 million. The Trust's budget currently incorporates a contribution of $12 million to the funds in 2009 to provide for the eventual abandonment of the
Trust's oil and gas properties. For the 2009 fiscal period the Trust plans on withdrawing approximately $6.1 million from the reclamation fund to spend on ongoing reclamations and well abandonments.

            <<
            Detailed Guidance -

            Production                                   2007       2008       2009
                                                       (Actual)   (Estimate) (Budget)
            Oil (bbls/d)                                28,682     28,350     28,250
            NGLs (bbls/d)                                4,027       3750      3,250
            Gas (mmcf/d)                                   180        195        195
            Total (boe/d)                               62,723     64,750     64,000

            Costs and Expenses ($/boe)                   2007       2008       2009
                                                      (Actual)  (Estimate)   (Budget)
            Operating costs                               9.54      10.20      10.70
            Transportation costs                          0.72       0.80       1.15
            Cash G&A expenses                             2.01       2.60       2.65
            Non-cash G&A expenses                         0.14       0.15       0.15
            Interest                                      1.61       1.50       1.85
            Cash taxes                                       -       0.01          -

            Weighted average units outstanding
             including units held for
             exchangeable shares (millions)                210        213        219
            >>

            This press release contains forward-looking statements as to the Trust's internal projections, expectations or beliefs relating to future events or future performance, including the Trust's Detailed Guidance for 2009 and the amount and type of 2009 budgeted capital expenditures set forth herein. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates" and similar expressions. These statements represent management's expectations or beliefs concerning, among other things, future capital expenditures and future operating results and various components thereof or the economic performance of ARC Energy Trust ("ARC" or "the Trust"). The projections, estimates and beliefs contained in such forward-looking statements are based on management's assumptions relating to the production performance of ARC's oil and gas assets, the cost and competition for services throughout the oil and gas industry in 2008 and 2009, the market price for oil and gas, expectations regarding the availability of capital, estimates as to the size of reserves and resources, and the continuation of the current regulatory and tax regime in Canada, and necessarily involve known and unknown risks and uncertainties inherent in exploration and development activities, geological, technical, drilling and processing problems and other risks and uncertainties, including the business risks discussed in managements discussion and analysis and ARC's annual information form, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. The Trust does not undertake to update any forward looking information in this document whether as to new information, future events or otherwise except as required by securities rules and regulations.

            ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $4.4 billion. The
Trust currently produces approximately 64,000 barrels of oil equivalent per day from five core areas in western Canada. ARC Energy Trust trades on the TSX under the symbol AET.UN.

            Note: Barrels of oil equivalent (BOE's) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

            <<
            ARC RESOURCES LTD.

            John P. Dielwart,
            President and Chief Executive Officer
            >>

            %SEDAR: 00001245E          %CIK: 0001029509

            /For further information: Investor Relations, E-mail:
ir(at)arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free
1-888-272-4900, ARC Resources Ltd., 2100, 440 - 2nd Avenue S.W., Calgary, AB
T2P 5E9, www.arcenergytrust.com/
            (AET.UN. ARX.)

CO:  ARC Energy Trust; ARC Resources Ltd.

CNW 19:35e 30-OCT-08